

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Stephen R. Rizzone
Chief Executive Officer
DvineWave Inc.
303 Ray Street
Pleasanton, CA, 94566

>   **Re: DvineWave Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 17, 2013**
>   **CIK No. 0001575793**

Dear Mr. Rizzone:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please furnish a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of

the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

4.   Please update your executive compensation disclosure for fiscal year ended December 31, 2013.

5.   We note your disclosure that you will apply for listing of your common stock on the Nasdaq Capital Market and that you expect listing to be approved upon consummation of this offering. However, you also indicate that if your application to the Nasdaq Capital Market is not approved, you will not complete the offering. With a view towards revised disclosure, please clarify the chronology for your application for listing, approval of listing, effectiveness of the registration statement and closing of the offering.

Prospectus Summary, page 1

6.   We note your discussion in the third paragraph on page 1 regarding your working prototype that transmits energy from a transmitter to receiver circuits and circuit boards. You also discuss a receiver chip that you expect to develop. Please disclose the differences between receiver circuits and chips and the steps necessary to go from circuits to chips. Further, on page 23 of the Business section consider including a picture of the receiver circuits.

Risk Factors, page 8

Laboratory conditions differ from commercial manufacturing…, page 11

7.   Please tell us why you are unable to test line-of-sight obstructions in laboratory experiments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

8.   Disclose management's expectation as to when your technology will be commercially viable.

Trends, Events and Uncertainties, page 34

9.   We note your statement that "[i]f the net proceeds from this offering are insufficient for" developing your technology.   However immediately before that statement, you state that management does not expect the net proceeds to be sufficient. Therefore, you should indicate the steps management is prepared to take to fund the shortfall.

Cash Equivalents, page F-7

10.   In light of the significance of your cash balance, please provide additional information about the nature and composition of the cash portfolio, including a description of the securities held and any related market risk or other risk exposure. If applicable, please include a description of the valuation technique used for each class of securities pursuant to ASC 820-10-35 and disclose whether there is any limit or restriction on the Company's ability to use or access the cash and cash equivalents.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Mark R. Busch
        K&L Gates LLP